UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Leap Wireless International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

521863308

(CUSIP Number of Class of Securities)

Neal Nenadovic, CFO

Pentwater Capital Management LP

227 W Monroe, Suite 4000

Chicago, IL  60606

(312) 589-6405

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521863308 SCHEDULE 13D

1.	Name of Reporting Person: Pentwater Capital Management LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,950,001

	8.	Shared Voting Power

	9.	Sole Dispositive Power 4,950,001

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,950,001

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.29%

14.	Type of Reporting Person IA

CUSIP No. 521863308 SCHEDULE 13D

1.	Name of Reporting Person: PWCM Master Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 792,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 1.01%

14.	Type of Reporting Person OO

CUSIP No. 521863308 SCHEDULE 13D

1.	Name of Reporting Person: Pentwater Equity Opportunities Master Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,524,501

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.21%

14.	Type of Reporting Person OO

CUSIP No. 521863308 SCHEDULE 13D

1.	Name of Reporting Person: Oceana Master Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,089,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 1.38%

14.	Type of Reporting Person OO

CUSIP No. 521863308 SCHEDULE 13D

1.	Name of Reporting Person: LMA SPC for and on behalf of MAP 98 Segregated Portfolio

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 544,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.69%

14.	Type of Reporting Person OO

SCHEDULE 13D

The Schedule 13D filed on August 29, 2011(the “Initial Schedule 13D”) on behalf of Pentwater Capital Management LP, a Delaware limited partnership (“Pentwater Capital”), PWCM Master Fund Ltd, an exempted company formed in the Cayman Islands (“PWCM  Master”), Pentwater Equity Opportunities Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), Oceana Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Oceana”) and LMA SPC for and on behalf of MAP 98 Segregated Portfolio, a segregated portfolio company formed in the Cayman Islands (“MAP”), relating to the common stock (the “Common Stock”) of Leap Wireless International, Inc. a Delaware corporation (“the Issuer”), is hereby amended as set forth below by this Amendment No. 1 to Schedule 13D.  Pentwater Capital, PWCM Master, Pentwater Equity, Oceana and MAP are collectively referred to herein as Reporting Persons.  PWCM Master, Pentwater Equity, Oceana and MAP are collectively referred to herein as the Funds.

ITEM 3.                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All purchases of were made from the Reporting Persons’ working capital.  The shares of Common Stock owned by the Funds are held primarily in margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.  The Funds’ collective indebtedness in their margin accounts associated with their investments in securities of the Issuer was approximately $46,853,572 as of September 27, 2011.

ITEM 4.                  PURPOSE OF TRANSACTION

The Reporting Persons acquired their shares of Common Stock because, in their opinion, the shares represented an attractive investment opportunity.  The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer.  This evaluation may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities.  Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

Each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock, and dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire.  In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy, and future plans of the Issuer, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases, or other similar transactions involving the Issuer and other third parties.  As a result, the Reporting Persons may take positions with respect to and seek influence the decision of the board of directors of the Issuer regarding the matters discussed above.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.  Such actions may involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

On August 30, 2011, the Board of Directors (the “Board”) of the Issuer adopted a Tax Benefit Preservation Plan (the “Plan”).  In announcing the adoption of the Plan in a press release, the Issuer stated that the Plan is intended to preserve the long-term value of the Issuer’s net operating loss carryforwards.  The Plan is intended to deter any person from acquiring 4.99% or more of the outstanding shares of the Common Stock or any existing 4.99% or greater holder from acquiring additional shares of Common Stock without the approval of the Board.  The press release noted that the Board has established a procedure to consider requests to exempt acquisitions of Common Stock from the Plan if it determines that doing so would not limit or impair the availability of the NOLs.

By letter dated September 1, 2011, Pentwater Capital requested an exemption from the Board to purchase 500,000 additional shares of Common Stock.  On September 12, 2011, Pentwater Capital received a letter confirming that the Board had granted an exemption to the Reporting Persons to purchase up to an aggregate of 500,000 shares of Common Stock, provided that those shares were purchased on or before September 23, 2011.

ITEM 5.                  INTEREST IN SECURITIES OF THE ISSUER

(a), (b) and (d)       Each Reporting Person’s beneficial ownership of Common Stock on the date of this Schedule 13D is reflected on that Reporting Person’s cover page.  By virtue of his position with Pentwater Capital, Mr. Halbower has the sole power to vote the shares of Common Stock owned by the Reporting Persons.  Subject to restrictions, Mr. Halbower has the sole power to dispose of the shares of Common Stock owned by the Reporting Persons.  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.  The percentage calculations on the cover pages are based upon 78,696,465 shares of Common Stock issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2011.

(c)           The transactions in the class of securities reported on that were effected during the past 60 days on behalf of the Reporting Persons are set forth on Schedule A and incorporated herein by reference.  Other than those transactions, there were no other such transactions by the Reporting Companies that were effected during the past 60 days.

(e)           Not Applicable.

ITEM 6.                  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as otherwise expressly described herein in Item 4 and in Schedule A, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Persons and any person or entity.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 2011

PENTWATER CAPITAL MANAGEMENT LP

By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

PWCM MASTER FUND LTD.

By:	s/ David Zirin
	Name:	David Zirin
	Title:	Director

PENTWATER EQUITY OPPORTUNITIES MASTER FUND LTD.

By:	/s/ David Zirin
	Name:	David Zirin
	Title:	Director

OCEANA MASTER FUND LTD.

By:	/s/ David Zirin
	Name:	David Zirin
	Title:	Director

LMA SPC FOR AND ON BEHALF OF
MAP 98 SEGREGATED PORTFOLIO

By:	Pentwater Capital Management LP,
its investment manager

	By:	Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew C. Halbower
	Name:	Matthew C. Halbower
	Title:	Chief Executive Officer

SCHEDULE A

TRANSACTIONS IN LEAP SECURITIES WITHIN THE PAST 60 DAYS

PWCM Master Fund Ltd.

Leap Common Stock

Date	Buy or Sell	Number of Shares of Leap Common Stock	Trade Price Per Share ($)

8/1/2011	Buy	4,103	12.9689
8/2/2011	Buy	10,400	10.8822
8/2/2011	Sell	(20,863)	11.7129
8/3/2011	Buy	6,400	9.9453
8/3/2011	Buy	19,509	10.1438
8/4/2011	Buy	52,800	7.93
8/4/2011	Sell	(11,520)	7.4695
8/4/2011	Sell	(15,680)	8.0563
8/4/2011	Buy	4,800	7.1904
8/5/2011	Sell	(3,194)	6.4925
8/8/2011	Buy	5,000	12.45081356	*
8/8/2011	Sell	(3,194)	6.0879
8/11/2011	Sell	(3,194)	7.0356
8/17/2011	Buy	2,500	12.4519469	*
8/17/2011	Sell	(3,200)	8.27	*
8/17/2011	Sell	(8,000)	9.7614
8/17/2011	Sell	(8,000)	9.3
8/18/2011	Sell	(7,963)	8.9821
8/19/2011	Sell	(3,200)	7.5	*
8/19/2011	Sell	(28,800)	8.27	*
8/19/2011	Buy	64,200	11.2006	*
8/19/2011	Buy	110,500	12.45153846	*
8/19/2011	Buy	75,200	9.382893617	*
8/19/2011	Buy	49,700	10.23039155	*
8/19/2011	Sell	(3,200)	6.45	*
8/19/2011	Sell	(3,183)	8.6339
9/13/2011	Buy	2,428	7.8479
9/15/2011	Buy	8,000	8.0000
9/16/2011	Buy	48,000	8.2632	*
9/16/2011	Buy	6,400	7.8300
9/20/2011	Sell	(1,600)	8.5245
9/20/2011	Buy	1,600	8.2682
9/21/2011	Buy	11,200	8.1636
9/21/2011	Buy	3,200	8.2345

* Reflects transactions resulting from the exercise of calls or puts.  All other transactions were on the open market.

PWCM Master Fund Ltd.

Leap Options

Date	Buy or Sell	Option Description (Expiration Date (Month/Year), Exercise Price, Put Option (P) or Call Option (C)	Number of Shares Underlying Leap Options (in hundreds)	Trade Price Per Share ($)

8/1/2011	Sell	LEAP Aug1 13.0 C	(320)	0.69
8/1/2011	Sell	LEAP Aug1 13.0 P	(321)	0.57
8/1/2011	Sell	LEAP Aug1 13.0 P	(27)	0.81
8/1/2011	Buy	LEAP Jan3 10.0 P	322	1.76
8/2/2011	Sell	LEAP Aug1 10.0 P	(32)	0.40
8/2/2011	Sell	LEAP Aug1 11.0 C	(80)	0.83
8/2/2011	Sell	LEAP Aug1 11.0 C	(401)	0.60
8/2/2011	Sell	LEAP Aug1 11.0 P	(96)	0.63
8/2/2011	Sell	LEAP Aug1 11.0 P	(401)	0.80
8/2/2011	Sell	LEAP Aug1 12.0 C	(642)	0.65
8/2/2011	Sell	LEAP Aug1 12.0 P	(642)	0.80
8/2/2011	Buy	LEAP Jan3 10.0 P	806	2.50
8/2/2011	Buy	LEAP Jan3 10.0 P	24	2.51
8/2/2011	Buy	LEAP Jan3 10.0 P	642	2.18
8/3/2011	Sell	LEAP Aug1 10.0 P	(400)	0.72
8/3/2011	Buy	LEAP Jan3 10.0 P	790	2.80
8/4/2011	Sell	LEAP Aug1 7.0 C	(32)	0.50
8/4/2011	Sell	LEAP Aug1 8.0 C	(320)	0.27
8/4/2011	Sell	LEAP Aug1 8.0 P	(320)	0.90
8/4/2011	Buy	LEAP Jan3 7.5 P	480	2.62
8/4/2011	Buy	LEAP Jan3 7.5 P	1,600	2.25
8/8/2011	Sell	LEAP Aug1 6.0 C	(32)	0.45
8/10/2011	Buy	LEAP Jan3 5.0 P	160	1.69
8/10/2011	Sell	LEAP Sep1 6.0 P	(319)	0.52
8/17/2011	Sell	LEAP Aug1 10.0 P	(320)	0.51
8/17/2011	Buy	LEAP Jan3 10.0 P	640	3.50
8/17/2011	Sell	LEAP Oct1 8.0 P	(320)	0.58
8/17/2011	Sell	LEAP Sep1 9.0 P	(320)	0.58
8/19/2011	Buy	LEAP Jan3 7.5 P	480	2.36
8/19/2011	Sell	LEAP Sep1 10.0 C	(240)	0.53
8/19/2011	Sell	LEAP Sep1 9.0 C	(400)	0.90
8/19/2011	Sell	LEAP Sep1 9.0 C	(240)	0.78
8/19/2011	Sell	LEAP Sep1 9.0 P	(160)	1.05

Date	Buy or Sell	Option Description (Expiration Date (Month/Year), Exercise Price, Put Option (P) or Call Option (C)	Number of Shares Underlying Leap Options (in hundreds)	Trade Price Per Share ($)

8/31/2011	Sell	LEAP Oct1 10.0 C	(240)	0.67
8/31/2011	Sell	LEAP Oct1 8.0 P	(160)	0.46
8/31/2011	Sell	LEAP Oct1 9.0 P	(80)	0.84
9/9/2011	Buy	LEAP Jan3 7.5 P	160	2.44
9/9/2011	Sell	LEAP Oct1 8.0 C	(80)	0.82
9/9/2011	Sell	LEAP Oct1 9.0 C	(80)	0.44
9/13/2011	Sell	LEAP Oct1 8.0 C	(80)	0.71
9/15/2011	Buy	LEAP Oct1 8.0 P	480	0.74
9/15/2011	Sell	LEAP Oct1 9.0 C	(80)	0.36
9/15/2011	Buy	LEAP Oct1 9.0 P	80	1.36
9/26/2011	Sell	LEAP Jan2 10.0 P	(1,020)	3.35
9/26/2011	Buy	LEAP Jan3 10.0 P	960	4.60

Pentwater Equity Opportunities Master Fund Ltd.

Leap Common Stock

Date	Buy or Sell	Number of Shares of Leap Common Stock	Trade Price Per Share ($)

8/1/2011	Buy	13,077	12.9689
8/2/2011	Buy	33,151	10.8822
8/2/2011	Sell	(66,502)	11.7129
8/3/2011	Buy	20,400	9.9453
8/3/2011	Buy	62,187	10.1438
8/4/2011	Buy	1,000	10.23046154	*
8/4/2011	Buy	2,000	11.2006	*
8/4/2011	Buy	168,300	7.93
8/4/2011	Sell	(36,720)	7.4695
8/4/2011	Sell	(49,980)	8.0563
8/4/2011	Buy	15,300	7.1904
8/5/2011	Sell	(10,202)	6.4925
8/8/2011	Buy	16,000	12.45095213	*
8/8/2011	Sell	(10,201)	6.0879
8/11/2011	Sell	(10,203)	7.0356
8/15/2011	Sell	(4,100)	6.45	*
8/17/2011	Buy	2,500	11.2006	*
8/17/2011	Buy	5,200	12.45208889	*
8/17/2011	Sell	(25,500)	9.7614
8/17/2011	Sell	(25,500)	9.3
8/18/2011	Sell	(25,536)	8.9821
8/19/2011	Sell	(10,200)	7.5	*
8/19/2011	Buy	200,100	11.2006	*
8/19/2011	Sell	(6,100)	6.45	*
8/19/2011	Buy	354,800	12.45182638	*
8/19/2011	Sell	(102,000)	8.27	*
8/19/2011	Buy	239,700	9.382893617	*
8/19/2011	Buy	157,600	10.22958756	*
8/19/2011	Sell	(10,205)	8.6339
9/13/2011	Buy	7,997	7.8479
9/15/2011	Buy	25,500	8.0000
9/16/2011	Buy	153,000	8.2632	*
9/16/2011	Buy	20,400	7.8300
9/20/2011	Sell	(5,100)	8.5245
9/20/2011	Buy	5,100	8.2682
9/21/2011	Buy	35,700	8.1636
9/21/2011	Buy	10,200	8.2345

* Reflects transactions resulting from the exercise of calls or puts.  All other transactions were on the open market.

Pentwater Equity Opportunities Master Fund Ltd.

Leap Options

Date	Buy or Sell	Option Description (Expiration Date (Month/Year), Exercise Price, Put Option (P) or Call Option (C)	Number of Shares Underlying Leap Options (in hundreds)	Trade Price Per Share ($)

8/1/2011	Sell	LEAP Aug1 13.0 C	(1,021)	0.69
8/1/2011	Sell	LEAP Aug1 13.0 P	(1,024)	0.57
8/1/2011	Sell	LEAP Aug1 13.0 P	(84)	0.81
8/1/2011	Buy	LEAP Jan3 10.0 P	1,025	1.76
8/2/2011	Sell	LEAP Aug1 10.0 P	(102)	0.40
8/2/2011	Sell	LEAP Aug1 11.0 C	(256)	0.83
8/2/2011	Sell	LEAP Aug1 11.0 C	(1,279)	0.60
8/2/2011	Sell	LEAP Aug1 11.0 P	(1,279)	0.80
8/2/2011	Sell	LEAP Aug1 11.0 P	(307)	0.63
8/2/2011	Sell	LEAP Aug1 12.0 C	(2,046)	0.65
8/2/2011	Sell	LEAP Aug1 12.0 P	(2,046)	0.80
8/2/2011	Buy	LEAP Jan3 10.0 P	2,568	2.50
8/2/2011	Buy	LEAP Jan3 10.0 P	2,046	2.18
8/2/2011	Buy	LEAP Jan3 10.0 P	77	2.51
8/3/2011	Sell	LEAP Aug1 10.0 P	(1,275)	0.72
8/3/2011	Buy	LEAP Jan3 10.0 P	2,521	2.80
8/4/2011	Sell	LEAP Aug1 7.0 C	(102)	0.50
8/4/2011	Sell	LEAP Aug1 8.0 C	(1,020)	0.27
8/4/2011	Sell	LEAP Aug1 8.0 P	(1,020)	0.90
8/4/2011	Buy	LEAP Jan3 7.5 P	1,530	2.62
8/4/2011	Buy	LEAP Jan3 7.5 P	5,100	2.25
8/8/2011	Sell	LEAP Aug1 6.0 C	(102)	0.45
8/10/2011	Buy	LEAP Jan3 5.0 P	510	1.69
8/10/2011	Sell	LEAP Sep1 6.0 P	(1,020)	0.52
8/17/2011	Sell	LEAP Aug1 10.0 P	(1,020)	0.51
8/17/2011	Buy	LEAP Jan3 10.0 P	2,040	3.50
8/17/2011	Sell	LEAP Oct1 8.0 P	(1,020)	0.58
8/17/2011	Sell	LEAP Sep1 9.0 P	(1,020)	0.58
8/19/2011	Buy	LEAP Jan3 7.5 P	1,530	2.36
8/19/2011	Sell	LEAP Sep1 10.0 C	(765)	0.53
8/19/2011	Sell	LEAP Sep1 9.0 C	(1,275)	0.90
8/19/2011	Sell	LEAP Sep1 9.0 C	(765)	0.78
8/19/2011	Sell	LEAP Sep1 9.0 P	(510)	1.05
8/31/2011	Sell	LEAP Oct1 10.0 C	(765)	0.67

Date	Buy or Sell	Option Description (Expiration Date (Month/Year), Exercise Price, Put Option (P) or Call Option (C)	Number of Shares Underlying Leap Options (in hundreds)	Trade Price Per Share ($)

8/31/2011	Sell	LEAP Oct1 8.0 P	(510)	0.46
8/31/2011	Sell	LEAP Oct1 9.0 P	(255)	0.84
9/9/2011	Buy	LEAP Jan3 7.5 P	510	2.44
9/9/2011	Sell	LEAP Oct1 8.0 C	(255)	0.82
9/9/2011	Sell	LEAP Oct1 9.0 C	(255)	0.44
9/13/2011	Sell	LEAP Oct1 8.0 C	(255)	0.71
9/15/2011	Buy	LEAP Oct1 8.0 P	1,530	0.74
9/15/2011	Sell	LEAP Oct1 9.0 C	(255)	0.36
9/15/2011	Buy	LEAP Oct1 9.0 P	255	1.36
9/26/2011	Sell	LEAP Jan2 10.0 P	(2,970)	3.35
9/26/2011	Buy	LEAP Jan3 10.0 P	3,060	4.60

Oceana Master Fund Ltd.

Leap Common Stock

Date	Buy or Sell	Number of Shares of Leap Common Stock	Trade Price Per Share ($)

8/2/2011	Buy	14,300	10.8822
8/2/2011	Sell	(28,291)	11.7129
8/3/2011	Buy	8,800	9.9453
8/3/2011	Buy	34,891	10.1438
8/4/2011	Buy	2,500	10.23054785	*
8/4/2011	Buy	72,600	7.93
8/4/2011	Sell	(15,840)	7.4695
8/4/2011	Sell	(21,560)	8.0563
8/4/2011	Buy	6,600	7.1904
8/5/2011	Sell	(4,408)	6.4925
8/8/2011	Buy	5,000	12.45353971	*
8/8/2011	Sell	(4,409)	6.0879
8/11/2011	Sell	(4,396)	7.0356
8/15/2011	Sell	(100)	6.45	*
8/17/2011	Buy	2,500	12.45499677	*
8/17/2011	Sell	(11,000)	9.7614
8/17/2011	Sell	(11,000)	9.3
8/18/2011	Sell	(10,975)	8.9821
8/19/2011	Buy	152,400	12.45475066	*
8/19/2011	Buy	87,100	11.2006	*
8/19/2011	Sell	(4,400)	7.5	*
8/19/2011	Sell	(44,000)	8.27	*
8/19/2011	Buy	103,400	9.382893617	*
8/19/2011	Sell	(4,300)	6.45	*
8/19/2011	Buy	65,000	10.22525354	*
8/19/2011	Sell	(4,404)	8.6339
9/13/2011	Buy	7,992	7.8479
9/15/2011	Buy	11,000	8.0000
9/16/2011	Buy	66,000	8.2632	*
9/16/2011	Buy	8,800	7.8300
9/20/2011	Sell	(2,200)	8.5245
9/20/2011	Buy	2,200	8.2682
9/21/2011	Buy	15,400	8.1636
9/21/2011	Buy	4,400	8.2345

* Reflects transactions resulting from the exercise of calls or puts.  All other transactions were on the open market.

Oceana Master Fund Ltd.

Leap Options

Date	Buy or Sell	Option Description (Expiration Date (Month/Year), Exercise Price, Put Option (P) or Call Option (C)	Number of Shares Underlying Leap Options (in hundreds)	Trade Price Per Share ($)

8/1/2011	Sell	LEAP Aug1 13.0 C	(439)	0.69
8/1/2011	Sell	LEAP Aug1 13.0 P	(434)	0.57
8/1/2011	Sell	LEAP Aug1 13.0 P	(21)	0.81
8/1/2011	Buy	LEAP Jan3 10.0 P	432	1.76
8/2/2011	Sell	LEAP Aug1 10.0 P	(44)	0.40
8/2/2011	Sell	LEAP Aug1 11.0 C	(109)	0.83
8/2/2011	Sell	LEAP Aug1 11.0 C	(544)	0.60
8/2/2011	Sell	LEAP Aug1 11.0 P	(131)	0.63
8/2/2011	Sell	LEAP Aug1 11.0 P	(544)	0.80
8/2/2011	Sell	LEAP Aug1 12.0 C	(871)	0.65
8/2/2011	Sell	LEAP Aug1 12.0 P	(871)	0.80
8/2/2011	Buy	LEAP Jan3 10.0 P	33	2.51
8/2/2011	Buy	LEAP Jan3 10.0 P	1,072	2.50
8/2/2011	Buy	LEAP Jan3 10.0 P	871	2.18
8/3/2011	Sell	LEAP Aug1 10.0 P	(550)	0.72
8/3/2011	Buy	LEAP Jan3 10.0 P	1,145	2.80
8/4/2011	Sell	LEAP Aug1 7.0 C	(44)	0.50
8/4/2011	Sell	LEAP Aug1 8.0 C	(440)	0.27
8/4/2011	Sell	LEAP Aug1 8.0 P	(440)	0.90
8/4/2011	Buy	LEAP Jan3 7.5 P	660	2.62
8/4/2011	Buy	LEAP Jan3 7.5 P	2,200	2.25
8/8/2011	Sell	LEAP Aug1 6.0 C	(44)	0.45
8/10/2011	Buy	LEAP Jan3 5.0 P	220	1.69
8/10/2011	Sell	LEAP Sep1 6.0 P	(440)	0.52
8/17/2011	Sell	LEAP Aug1 10.0 P	(440)	0.51
8/17/2011	Buy	LEAP Jan3 10.0 P	880	3.50
8/17/2011	Sell	LEAP Oct1 8.0 P	(440)	0.58
8/17/2011	Sell	LEAP Sep1 9.0 P	(440)	0.58
8/19/2011	Buy	LEAP Jan3 7.5 P	660	2.36
8/19/2011	Sell	LEAP Sep1 10.0 C	(330)	0.53
8/19/2011	Sell	LEAP Sep1 9.0 C	(330)	0.78
8/19/2011	Sell	LEAP Sep1 9.0 C	(550)	0.90
8/19/2011	Sell	LEAP Sep1 9.0 P	(220)	1.05

Date	Buy or Sell	Option Description (Expiration Date (Month/Year), Exercise Price, Put Option (P) or Call Option (C)	Number of Shares Underlying Leap Options (in hundreds)	Trade Price Per Share ($)

8/31/2011	Sell	LEAP Oct1 10.0 C	(330)	0.67
8/31/2011	Sell	LEAP Oct1 8.0 P	(220)	0.46
8/31/2011	Sell	LEAP Oct1 9.0 P	(110)	0.84
9/9/2011	Buy	LEAP Jan3 7.5 P	220	2.44
9/9/2011	Sell	LEAP Oct1 8.0 C	(110)	0.82
9/9/2011	Sell	LEAP Oct1 9.0 C	(110)	0.44
9/13/2011	Sell	LEAP Oct1 8.0 C	(110)	0.71
9/15/2011	Buy	LEAP Oct1 8.0 P	660	0.74
9/15/2011	Sell	LEAP Oct1 9.0 C	(110)	0.36
9/15/2011	Buy	LEAP Oct1 9.0 P	110	1.36
9/26/2011	Sell	LEAP Jan2 10.0 P	(1,380)	3.35
9/26/2011	Buy	LEAP Jan3 10.0 P	1,320	4.60

LMA SPC for and on behalf of MAP 98 Segregated Portfolio

Leap Common Stock

Date	Buy or Sell	Number of Shares of Leap Common Stock	Trade Price Per Share ($)

8/1/2011	Buy	2,820	12.9689
8/2/2011	Buy	7,150	10.8822
8/2/2011	Sell	(14,344)	11.7129
8/3/2011	Buy	13,413	10.1438
8/3/2011	Buy	4,400	9.9453
8/4/2011	Buy	36,300	7.93
8/4/2011	Sell	(7,920)	7.4695
8/4/2011	Sell	(10,780)	8.0563
8/4/2011	Buy	3,300	7.1904
8/5/2011	Sell	(2,196)	6.4925
8/8/2011	Buy	5,000	12.45098644	*
8/8/2011	Sell	(2,196)	6.0879
8/11/2011	Sell	(2,207)	7.0356
8/17/2011	Buy	900	11.2006	*
8/17/2011	Sell	(5,500)	9.3
8/17/2011	Sell	(5,500)	9.7614
8/18/2011	Sell	(5,526)	8.9821
8/19/2011	Sell	(2,200)	7.5	*
8/19/2011	Sell	(22,000)	8.27	*
8/19/2011	Buy	76,100	12.45176084	*
8/19/2011	Buy	51,700	9.382893617	*
8/19/2011	Buy	43,200	11.2006	*
8/19/2011	Buy	34,200	10.2303614	*
8/19/2011	Sell	(2,200)	6.45	*
8/19/2011	Sell	(2,208)	8.6339
9/13/2011	Buy	1,783	7.8479
9/15/2011	Buy	5,500	8.0000
9/16/2011	Buy	33,000	8.2632	*
9/16/2011	Buy	4,400	7.8300
9/20/2011	Sell	(1,100)	8.5245
9/20/2011	Buy	1,100	8.2682
9/21/2011	Buy	7,700	8.1636
9/21/2011	Buy	2,200	8.2345

* Reflects transactions resulting from the exercise of calls or puts.  All other transactions were on the open market.

LMA SPC for and on behalf of MAP 98 Segregated Portfolio

Leap Options

Date	Buy or Sell	Option Description (Expiration Date (Month/Year), Exercise Price, Put Option (P) or Call Option (C)	Number of Shares Underlying Leap Options (in hundreds)	Trade Price Per Share ($)

8/1/2011	Sell	LEAP Aug1 13.0 C	(220)	0.69
8/1/2011	Sell	LEAP Aug1 13.0 P	(221)	0.57
8/1/2011	Sell	LEAP Aug1 13.0 P	(18)	0.81
8/1/2011	Buy	LEAP Jan3 10.0 P	221	1.76
8/2/2011	Sell	LEAP Aug1 10.0 P	(22)	0.40
8/2/2011	Sell	LEAP Aug1 11.0 C	(55)	0.83
8/2/2011	Sell	LEAP Aug1 11.0 C	(276)	0.60
8/2/2011	Sell	LEAP Aug1 11.0 P	(276)	0.80
8/2/2011	Sell	LEAP Aug1 11.0 P	(66)	0.63
8/2/2011	Sell	LEAP Aug1 12.0 C	(441)	0.65
8/2/2011	Sell	LEAP Aug1 12.0 P	(441)	0.80
8/2/2011	Buy	LEAP Jan3 10.0 P	441	2.18
8/2/2011	Buy	LEAP Jan3 10.0 P	554	2.50
8/2/2011	Buy	LEAP Jan3 10.0 P	16	2.51
8/3/2011	Sell	LEAP Aug1 10.0 P	(275)	0.72
8/3/2011	Buy	LEAP Jan3 10.0 P	544	2.80
8/4/2011	Sell	LEAP Aug1 7.0 C	(22)	0.50
8/4/2011	Sell	LEAP Aug1 8.0 C	(220)	0.27
8/4/2011	Sell	LEAP Aug1 8.0 P	(220)	0.90
8/4/2011	Buy	LEAP Jan3 7.5 P	330	2.62
8/4/2011	Buy	LEAP Jan3 7.5 P	1,100	2.25
8/8/2011	Sell	LEAP Aug1 6.0 C	(22)	0.45
8/10/2011	Buy	LEAP Jan3 5.0 P	110	1.69
8/10/2011	Sell	LEAP Sep1 6.0 P	(221)	0.52
8/17/2011	Sell	LEAP Aug1 10.0 P	(220)	0.51
8/17/2011	Buy	LEAP Jan3 10.0 P	440	3.50
8/17/2011	Sell	LEAP Oct1 8.0 P	(220)	0.58
8/17/2011	Sell	LEAP Sep1 9.0 P	(220)	0.58
8/19/2011	Buy	LEAP Jan3 7.5 P	330	2.36
8/19/2011	Sell	LEAP Sep1 10.0 C	(165)	0.53
8/19/2011	Sell	LEAP Sep1 9.0 C	(165)	0.78
8/19/2011	Sell	LEAP Sep1 9.0 C	(275)	0.90
8/19/2011	Sell	LEAP Sep1 9.0 P	(110)	1.05
8/31/2011	Sell	LEAP Oct1 10.0 C	(165)	0.67
8/31/2011	Sell	LEAP Oct1 8.0 P	(110)	0.46
8/31/2011	Sell	LEAP Oct1 9.0 P	(55)	0.84
9/9/2011	Buy	LEAP Jan3 7.5 P	110	2.44

Date	Buy or Sell	Option Description (Expiration Date (Month/Year), Exercise Price, Put Option (P) or Call Option (C)	Number of Shares Underlying Leap Options (in hundreds)	Trade Price Per Share ($)

9/9/2011	Sell	LEAP Oct1 8.0 C	(55)	0.82
9/9/2011	Sell	LEAP Oct1 9.0 C	(55)	0.44
9/13/2011	Sell	LEAP Oct1 8.0 C	(55)	0.71
9/15/2011	Buy	LEAP Oct1 8.0 P	330	0.74
9/15/2011	Sell	LEAP Oct1 9.0 C	(55)	0.36
9/15/2011	Buy	LEAP Oct1 9.0 P	55	1.36
9/26/2011	Sell	LEAP Jan2 10.0 P	(630)	3.35
9/26/2011	Buy	LEAP Jan3 10.0 P	660	4.60